

April 21, 2011

<u>Via E-mail</u>
Ikuo Otani, Chief Financial Officer
Wacoal Holdings Corp.
29 Nakajima-cho, Kisshoin, Minami-ku
Kyoto 601-8530, Japan

  Re: **Wacoal Holdings Corp.**
    Form 20-F for Fiscal Year Ended March 31, 2010
    Filed July 16, 2010
    File No. 000-11743

Dear Mr. Otani:

  We have completed our review of your filing and related documents and do not have any further comments at this time.

       Sincerely,

       /s/ David Link for

       John Reynolds
       Assistant Director